Kenneth L. Guernsey

T: +1 415 693 2091

kguernsey@cooley.com

June 18, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Attention:	Jessica Dickerson

Joe McCann

Division of Corporate Finance, Office of Life Sciences

Re:	Nuvation Bio Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 24, 2024

File No. 001-39351

Dear Ms. Dickerson and Mr. McCann:

This letter sets forth the responses of Nuvation Bio Inc. (the “Company”) to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated June 10, 2024 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A, filed by the Company on May 24, 2024 (the “Preliminary Proxy Statement”).

For your convenience, on behalf of the Company, we have reproduced the comments of the Staff from the Comment Letter in bold italics below and provided a response below each comment. Any terms not defined in this letter have the meaning ascribed to them in the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A, Filed May 24, 2024

Proposal 4, page 39

1.

We note that Proposal 4 seeks stockholder approval for the conversion of Series A Convertible Preferred Stock into Class A Common Stock. We further note that you issued this convertible preferred stock as consideration in your April 9, 2024 merger with AnHeart Therapeutics Ltd and that this conversion vote for the merger consideration is required by NYSE rules. Given that you did not solicit your pre-merger stockholders to approve either the merger or the merger consideration, please revise your preliminary proxy statement to include all of the information concerning the merger that is required by Items 11, 13, and 14 of Schedule 14A. For guidance refer to Note A to Schedule 14A.

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Response: We respectfully advise the Staff that, prior to filing the Preliminary Proxy Statement, we carefully reviewed the instructions in Note A of Schedule 14A to determine whether the information required by Items 11, 13 and 14 of Schedule 14A were required disclosure in the Preliminary Proxy Statement. As discussed on a call between the Staff and representatives of Cooley LLP on June 12, 2024, and based on the analysis described below, we are of the view that the Preliminary Proxy Statement addresses all required Schedule 14A items and Note A of Schedule 14A is not applicable.

Background of the Acquisition

On April 10, 2024, the Company filed with the Commission a Current Report on Form 8-K (the “Closing Form 8-K”) to disclose that on April 9, 2024 the Company completed its previously announced acquisition (the “Acquisition”) of AnHeart Therapeutics Ltd., an exempted company incorporated under the laws of the Cayman Islands (“AnHeart”), pursuant to that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), by and among the Company, AnHeart, Artemis Merger Sub I, Ltd., an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of the Company, and Artemis Merger Sub II, Ltd., an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of the Company.

Pursuant to the terms of the Merger Agreement, the Company issued to AnHeart securityholders (i) 27,646,255 shares of Class A Stock, (ii) 851,202 shares of Series A Preferred Stock, and (iii) Consideration Warrants collectively exercisable for approximately 2,893,731 shares of Class A Stock at an exercise price of $11.50 per share. The Company also reserved an aggregate of approximately 15,943,933 shares of Class A Stock for issuance upon exercise of certain assumed options or settlement of certain assumed restricted stock units held by AnHeart securityholders.

As of immediately following the consummation of the Acquisition, the former securityholders of AnHeart owned approximately one-third of the Company’s capital stock (including shares issuable with respect to certain assumed options and certain assumed restricted stock units), and the legacy stockholders of the Company owned approximately two-thirds of the Company’s capital stock, in each case determined on a fully-diluted basis and assuming approval of Proposal 4. Notwithstanding the completion of the Acquisition, the Company has continued, and will continue, to execute in full its pre-Acquisition business and product development strategy, including its existing and planned clinical trials. The Company’s seven pre-Acquisition directors remain in place (with one retiring at the end of his current term), joined by two former AnHeart directors, and its pre-Acquisition senior management team continues to oversee all operations, with AnHeart’s pre-Acquisition Chief Executive Officer overseeing the AnHeart subsidiary and reporting to the Company’s Chief Executive Officer.

As disclosed in the Closing Form 8-K, the Company will file audited financial statements and pro forma financial information required pursuant to Item 9.01 of Form 8-K on an amended Closing Form 8-K no later than June 25, 2024, a date which is 15 days prior to the Company’s originally scheduled annual meeting date of July 10, 2024 (and well in advance of the anticipated

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annual meeting date, which is currently planned to be a date approximately five weeks after the Company disseminates to its stockholders a definitive proxy statement). In addition to the foregoing financial information, the Company will include an updated business description of the Company reflecting the completion of the Acquisition under Item 8.01 of the amended Closing Form 8-K. Also, the Company’s risk factor disclosure was updated to reflect the completion of the Acquisition in its Quarterly Report on Form 10-Q for the period ended March 31, 2024 filed with the Commission on May 14, 2024.

The board of directors of the Company (the “Board”) approved the Acquisition in accordance with applicable Delaware law after an extensive due diligence investigation, careful consideration of its fiduciary duties and consultation with legal and financial advisors, and the consummation of the Acquisition did not require the approval of the Company’s stockholders under Delaware law, the New York Stock Exchange (the “NYSE”) rules or the federal proxy rules.

Proposal 4 relates to the Company seeking stockholder approval for the purpose of issuing shares of voting Class A Stock upon conversion of the non-voting Series A Preferred Stock that the Company issued in April 2024 upon the closing of the Acquisition. The Acquisition was structured so as to comply with NYSE Rule 312.03(c), which generally requires a listed issuer to obtain stockholder approval prior to the issuance of its common stock if the shares (or related votes) to be issued would equal or exceed 20% of the issuer’s pre-transaction outstanding shares (or votes). At the closing of the Acquisition, the Company issued (i) shares of Class A Stock and certain assumed options and restricted stock units representing in aggregate less than 20% of its pre-Acquisition outstanding common stock and (ii) shares of Series A Preferred Stock and Consideration Warrants representing the balance of the Merger Consideration. Proposal 4 concerns the conversion of the already-outstanding Series A Preferred Stock. Importantly, neither the closing of the Acquisition nor the Company’s ability to fulfill its obligations under the Merger Agreement was or is contingent on the stockholders of the Company approving Proposal 4.

Note A of Schedule 14A Does Not Apply to Proposal 4

Note A of Schedule 14A states that: “[w]here any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.” (Emphasis added).

Unlike the situation described in the italicized portion of Note A of Schedule 14A in the above paragraph, the Company’s stockholders are not being asked to approve the authorization of securities for the purpose of acquiring another company or business. As explained above, the Board approved the Acquisition in accordance with applicable Delaware law after an extensive

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due diligence investigation, careful consideration of its fiduciary duties and consultation with legal and financial advisors, and the consummation of the Acquisition and issuance of the Merger Consideration did not require the approval of the Company’s stockholders under Delaware law, the NYSE rules or the federal proxy rules. Accordingly, the approval of the Company’s stockholders of Proposal 4 is independent of, and does not have any bearing on, the already completed Acquisition. Accordingly, the Class A Stock issuable upon conversion of the Series A Preferred Stock will not be “used to acquire another specified company” as cited in Note A of Schedule 14A.

Because the Acquisition was completed irrespective of whether the Company’s stockholders approve Proposal 4, neither Proposal 4 nor the Company’s definitive proxy statement to be filed in connection with the annual meeting of stockholders will involve a voting or investment decision by the Company’s stockholders on the Acquisition. Rather, the only voting and investment decision presented to the Company’s stockholders by Proposal 4 is whether the Company will continue to have outstanding, non-voting, dividend-paying Series A Preferred Stock or, instead, will replace the outstanding Series A Preferred Stock (and thereby eliminate its mandatory cash dividend) through its conversion into shares of voting Class A Stock that the stockholders of the Company authorized years ago. We respectfully advise that further detailed information about the Acquisition, including how the Board decided to structure the Acquisition, is not relevant, let alone material, to the voting and investment decision presented to the stockholders of the Company by Proposal 4. Furthermore, we believe requiring compliance with Note A of Schedule 14A would likely create a misleading impression among the Company’s stockholders that a vote against Proposal 4 is tantamount to a vote against the completed Acquisition – which is of course not the case.

We further respectfully advise the Staff that the foregoing analysis is supported by the Staff’s Compliance and Disclosure Interpretation, Proxy Rules and Schedules 14A/14C (Last Update: November 17, 2023), Question & Answer 151.02 (“C&DI 151.02”), which sought to clarify the Staff’s view that a proposal “involves” another matter within the meaning of Note A of Schedule 14A when information about the other matter that is called for by Schedule 14A is material to a voting decision on the proposal:

Question 151.02

Question: A registrant closes the acquisition of another company in a transaction in which security holder approval is not required. A portion of the consideration paid in the acquisition consists of convertible securities that, at the holder’s option, can be converted into shares of the registrant’s common stock or, at the registrant’s option, cash. Following the acquisition, the registrant files a proxy statement to solicit security holder approval for the authorization of additional shares of common stock that it could issue upon the conversion of the securities issued in connection with the acquisition. Would the solicitation of security holder approval for the authorization of the additional shares of common stock “involve” the acquisition for purposes of Note A of Schedule 14A?

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Answer: A proposal “involves” another matter within the meaning of Note A when information about the other matter that is called for by Schedule 14A is material to a security holder’s voting decision on the proposal presented. The determination as to whether there is a substantial likelihood that a reasonable security holder would consider the information important in making a voting decision on a proposal ultimately depends on all the relevant facts and circumstances.

The authorization of additional shares of common stock is an integral part of the acquisition because it is necessary for the registrant to meet its obligation under the convertible securities issued as consideration for the acquisition. Therefore, the proposal to authorize additional shares of common stock “involves” the acquisition. In such circumstances, the registrant would have to include in the proxy statement information about the acquisition called for by Schedule 14A, unless such information has already been disclosed or sufficient time has passed so that the registrant’s historical filings fully reflect the acquisition. [November 17, 2023] (Emphasis added)

There is a key distinction between the facts underlying the Staff’s reasoning in C&DI 151.02 and those described in the Preliminary Proxy Statement. Unlike the italicized portions of C&DI 151.02, and as further described above, the outcome of Proposal 4 has no bearing on the already completed Acquisition because it does not have any impact on the Company’s ability to fulfill any of its obligations in connection with the Acquisition. The outcome of Proposal 4 will affect only the Company’s future equity capital structure.

Item 11 of Schedule 14A

The disclosure requirements of Item 11 of Schedule 14A apply “[i]f action is to be taken with respect to the authorization or issuance of any securities otherwise than for exchange for outstanding securities of the registrant. . .”

Here, the Company is seeking stockholder approval with respect to the issuance of shares of Class A Stock upon the conversion of the already outstanding Series A Preferred Stock issued in connection with the completed Acquisition, and the Preliminary Proxy Statement summarizes the material terms of the Series A Preferred Stock and how they differ from those of the Class A Stock. As noted above and described in the Preliminary Proxy Statement, the Acquisition was structured so as to comply with NYSE Rule 312.03(c). We believe that, to the extent Item 11 applies to Proposal 4, all required disclosure under Item 11 is already included in the Preliminary Proxy Statement.

Item 13 of Schedule 14A

Under Instruction 1 to Item 13 of Schedule 14A, any information that is otherwise required by paragraph (a) of Item 13 that is not material to the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. In addition, Instruction 1 provides that information is “deemed material” if it relates to the authorization or issuance of a material amount of senior securities. Instruction 1 further provides that the information is “not deemed material” if the matter to be acted upon “is the authorization or issuance of a common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction. . .”

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Here, Proposal 4 and the Preliminary Proxy Statement do not relate to the authorization or issuance of any senior securities. Rather, the Company’s solicitation relates to the issuance of shares of Class A Stock upon conversion of the outstanding Series A Preferred Stock. In addition, for the reasons described above, such shares of Class A Stock are not being issued in connection with an exchange, merger, consolidation, acquisition or similar transaction. Further, we believe the information required by Item 13 is not material to the Company’s stockholders’ voting and investment decision in connection with Proposal 4, and we believe providing such information would likely mislead the stockholders with respect to what was already approved by the Board and consummated pursuant to the terms of the Merger Agreement. Moreover, such information also is not applicable because Proposal 4 relates solely to a rule requirement of the NYSE, not with respect to any matter specified in Item 11 of Schedule 14A or any requirement of Delaware law.

In any event, relevant information regarding the Acquisition has been, and further additional information will be, timely filed with the Commission by the Company in an amended Closing Form 8-K well in advance of the Company’s annual meeting of stockholders. In addition, we respectfully advise the Staff that the Company’s audited financial statements, along with Management’s Discussion and Analysis of Financial Condition and Results of Operations, will be included in the Company’s annual report pursuant to Rule 14a-3 under the Securities Exchange Act of 1934, as amended, that will accompany the definitive proxy statement provided to stockholders in connection with the annual meeting. Accordingly, we believe the information called for by paragraph (a) of Item 13 is not deemed material and therefore is not required to be included in the Preliminary Proxy Statement.

Item 14 of Schedule 14A

Pursuant to the instructions to Item 14 of Schedule 14A, such Item applies to a specific list of transactions, as follows: (i) a merger or consolidation; (ii) an acquisition of securities of another person; (iii) an acquisition of any other going business or the assets of a going business; (iv) a sale or other transfer of all or any substantial part of assets; or (v) a liquidation or dissolution.

The Company is not seeking approval of the issuance of Class A Stock in connection with any of the types of transactions described above. As noted above, the determination of whether and how to consummate the Acquisition was a matter reserved to the discretion of the Board under Delaware law and the Company’s certificate of incorporation. We respectfully submit that it would be inappropriate to imply that stockholder approval was required by providing the extensive and granular transaction-related disclosure required by Item 14, and we believe it would only likely cause confusion and create a misleading impression among the stockholders that a vote against Proposal 4 is tantamount to a vote against the already completed Acquisition. As described in further detail above, the voting and investment decision presented to the stockholders by Proposal 4 is not related, and certainly neither material nor “integral,” to the already completed Acquisition.

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In order to make clear the scope of Proposal 4, we respectfully advise the Staff that we will add the following question and answer immediately following the answer to the question “What am I voting on?” in the definitive proxy statement to be filed in connection with the annual meeting of stockholders:

Are stockholders being asked to vote on the Merger or the Merger Agreement described below?

No. The Merger was completed on April 9, 2024, and we are not required to seek, nor are we seeking, stockholder approval of the Merger or the Merger Agreement. Rather, for purposes of complying with the NYSE Listing Rules, we are seeking stockholder approval for the issuance of shares of Class A Stock upon conversion of the outstanding shares of Series A Preferred Stock that we issued in the Merger. Nuvation Bio and AnHeart discussed various potential transaction structures and, due to the desire of both parties to consummate the Merger at the earliest possible time, the Board approved a transaction structure that did not require the approval of the stockholders of Nuvation Bio for the consummation of the Merger.

In addition, we will add the following section immediately following the section captioned “Reasons for the Merger” in Proposal 4 in the definitive proxy statement to be filed in connection with the annual meeting of stockholders:

Additional Information

In addition to the information included in this proxy statement or the accompanying documents, information concerning the Merger, including an updated description of our business and risk factors and historical and pro forma financial information, can be found in the following documents made available for free on the SEC’s website at www.sec.gov and by going to the investor relations page of our website at https://investors.nuvationbio.com/investors/:

•	Current Report on Form 8-K filed on April 10, 2024;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed on May 14, 2024; and

•	Amended Current Report on Form 8-K/A filed on June [•], 2024.

***

For these reasons, we respectfully submit that Proposal 4 (i) does not “involve” another matter within the meaning of Note A of Schedule 14A, either by the express terms of the text of Note A or by the Staff’s guidance regarding its views of the operation of Note A via C&DI 151.02, (ii) any information required by Items 11, 13 and 14 of Schedule 14A (to the extent not already included in the Preliminary Proxy Statement or otherwise made available to stockholders1) would not be material to a stockholder’s voting and investment decision in

[1]

As noted above, stockholders will be provided audited financial statements and pro forma financial information required pursuant to Item 9.01 of Form 8-K on an amended Closing Form 8-K filed with the Commission no later than June 25, 2024, a date which is 15 days prior to the Company’s originally scheduled annual meeting date of July 10, 2024 (and well in advance of the anticipated annual meeting date which is currently planned to be a date approximately five weeks after the Company disseminates to its stockholders a definitive proxy statement), as well as an updated business description of the Company reflecting consummation of the Acquisition under Item 8.01 in the same amended Closing Form 8-K filed with the Commission.

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connection with Proposal 4 because Proposal 4 has no bearing on the already completed Acquisition, and (iii) Proposal 4 is not remotely “an integral part” of the Acquisition, as cited in CD&I 151.02, because the outcome of Proposal 4 does not involve, and can have no impact on, any Company obligation related to the Acquisition given the Acquisition has already closed. Rather, as described above, the only voting and investment decision presented to the Company’s stockholders by Proposal 4 is whether the Company will continue to have outstanding, non-voting, dividend-paying Series A Preferred Stock or, instead, will replace the outstanding Series A Preferred Stock (and thereby eliminate its mandatory cash dividend) through its conversion into shares of voting Class A Stock that the stockholders of the Company authorized years ago. Accordingly, the outcome of Proposal 4 will affect only the Company’s future equity capital structure.

Based on the foregoing, we believe information that would be furnished in a definitive proxy statement by the Company pursuant to the application of Note A of Schedule 14A would likely cause unnecessary confusion and mislead stockholders of the Company as to what had already been approved by the Board in accordance with Delaware law, the NYSE rules and the federal securities laws and regulations thereunder and consummated pursuant to the terms of the Merger Agreement.

2.	Discuss the material tax consequences to stockholders resulting from the two mergers.

Response: We note that pursuant to Item 14(b)(4) of Schedule 14A and corresponding Item 1004(a)(2) of Regulation M-A, Schedule 14A requires, if material, disclosure of any federal income tax consequences of transaction(s) covered by a proxy statement.

For the reasons detailed in response to comment #1 above, we believe that Item 14(b)(4) of Schedule 14A and corresponding Item 1004(a)(2) of Regulation M-A are not applicable to the Preliminary Proxy Statement because (i) Proposal 4 does not trigger the application of Item 14 of Schedule 14A and (ii) Note A of Schedule 14A does not apply to Proposal 4. We respectfully refer the Staff to our response to comment #1 above.

In addition, setting aside the issue of Note A of Schedule 14A, we advise the Staff that there are no federal income tax consequences to stockholders of the Company that are entitled to vote on Proposal 4 because such stockholders did not exchange their shares in the Acquisition. Accordingly, the consummation of the Acquisition did not itself result in any material tax consequence to such stockholders.

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We also respectfully advise the Staff that we will add the following disclosure immediately following the section captioned “Background of the Merger” in the definitive proxy statement to be filed in connection with the annual meeting of stockholders:

Material U.S. Federal Income Tax Consequences of the Merger to Stockholders that Held Our Common Stock Immediately Prior to the Merger

Stockholders that held our Common Stock immediately prior to the Merger did not exchange such Common Stock in the Merger, and therefore the consummation of the Merger would not itself have resulted in any material tax consequences to such stockholders.

3.	Please revise to restore all disclosures concerning the fairness opinion and provide all disclosures required by Regulation M-A, Item 1015.

Response: We note that pursuant to Item 14(b)(6) of Schedule 14A and corresponding Item 1015(b) of Regulation M-A, Schedule 14A requires certain disclosure of an opinion “materially relating to the transaction” that has been received from an outside party “and is referred to in the proxy statement.”

For the reasons detailed in response to comment #1 above, we believe that Item 14(b)(6) of Schedule 14A and corresponding Item 1015 of Regulation M-A are not applicable to the Preliminary Proxy Statement because (i) Proposal 4 does not trigger the application of Item 14 of Schedule 14A and (ii) Note A of Schedule 14A does not apply to Proposal 4. We respectfully refer the Staff to our response to comment #1 above.

Even if the Staff determined Note A of Schedule 14A were to apply to this transaction, the opinion of Evercore, dated March 24, 2024, regarding whether the Merger Consideration was fair, from a financial point of view, to the Company (the “Opinion”) would still not need to be disclosed because it is immaterial to the voting and investment decision presented to the Company’s stockholders by Proposal 4. This is true because (i) the issuance of the Merger Consideration has already occurred and cannot be unwound and (ii) the Opinion did not opine on the Series A Preferred Stock or its rights or the subject matter of Proposal 4. Accordingly, we believe that disclosure of the Opinion, and the related information pursuant to Item 1015 of Regulation M-A, is not required.

In addition, setting aside the issue of Note A of Schedule 14A, after a careful analysis of Delaware law and consideration by the Board of its fiduciary duties and consultation with legal and financial advisors, the Company believes it has no duty to disclose the Opinion to its stockholders because the Acquisition did not require stockholder approval pursuant to Delaware law, the NYSE rules or the federal proxy rules.

Finally, we note the Staff’s request to “restore all disclosures concerning the fairness opinion…” (Emphasis added). As discussed on a call between the Staff and representatives of Cooley LLP on June 12, 2024, reference to the Opinion was included in the Preliminary Proxy Statement solely as a result of the unexpected and unauthorized filing by an external service provider of a preliminary draft of the proxy statement. Immediately following its recognition of that error, the Company filed a corrected preliminary proxy statement (PRER14A) with the Commission on the same day that, among other things, removed such unauthorized disclosures. The Company respectfully submits that the inadvertent inclusion of such disclosures in an

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unauthorized filing that was immediately corrected does not impact the foregoing analysis, i.e., fairness opinion disclosure is not required pursuant to Schedule 14A, and the Company has made a determination that such disclosure is not relevant, let alone material, to the voting and investment decision of the stockholders of the Company in connection with Proposal 4 for the reasons described above. Moreover, the Company respectfully notes that neither the Preliminary Proxy Statement nor the revised preliminary proxy statement will be disseminated to the stockholders of the Company in connection with the annual meeting.

Background of the Merger, page 39

4.

With reference to the January 10 entry, please revise to disclose the initial terms presented to AnHeart. Without limitation, it should be clear how the equity split discussed on January 10 compared to the one-third/two-thirds equity split included in Nuvation’s January 24 letter of intent. Revise the remainder of the Background section, as applicable, to discuss the negotiations and discussions concerning the merger consideration.

Response: For the reasons detailed in response to comment #1 above, we respectfully submit that additional detailed disclosure about the negotiation of the transaction is not appropriate because it is immaterial to the voting and investment decision presented to the Company’s stockholders with respect to Proposal 4.

5.

Revise to explain the negotiations and discussions regarding the structure of the mergers. Without limitation, explain whether one or both parties pushed for or against the “Traditional Structure” that would have allowed your stockholders to approve or disapprove of the merger or the merger consideration prior to closing. Also, discuss the reasons why the parties agreed to conduct two mergers instead of just one.

Response: For the reasons detailed in response to comment #1 above, we respectfully submit that additional detailed disclosure about the negotiation of the transaction is not appropriate because it is immaterial to the voting and investment decision presented to the Company’s stockholders with respect to Proposal 4. In addition, we respectfully advise the Staff that the parties’ mutual desire to pursue a transaction structure that permitted the consummation of the Merger at the earliest possible time is disclosed in the question and answer to be added to the definitive proxy statement to be filed in connection with the annual meeting of stockholders, as set forth in response to comment #1 above.

6.

With reference to the disclosure at the bottom of page 44, revise to present the discussions and negotiations concerning the terms of the convertible preferred stock, including the existence, size and timing of the annual dividend which would become payable to preferred holders if the pre-Merger Nuvation stockholders do not approve the Conversion Proposal.

Response: For the reasons detailed in response to comment #1 above, we respectfully submit that additional detailed disclosure about the negotiation of the transaction is not appropriate because it is immaterial to the voting and investment decision presented to the Company’s stockholders with respect to Proposal 4.

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7.

With a view to disclosure, please tell us whether the parties discussed and negotiated the combined company’s future operational plan, including which product candidate(s) would be prioritized in the near term and the funding amounts needed to do so.

Response: We respectfully advise the Staff that the Company and AnHeart of course exchanged views on the expected operational plan of the combined company in the event that the Acquisition was completed. However, it would not be appropriate to characterize these discussions as “negotiations,” as it was understood and agreed from the outset that the product development programs of both companies would be fully pursued and funded by the combined company. Given the advanced development stage of AnHeart’s lead asset, taletrectenib, it became the Company’s lead asset upon the completion of the Acquisition, but no pre-Acquisition development programs of the Company were deprioritized as a result of the Acquisition.

Reasons for the Merger, page 41

8.

Revise to discuss how the Board determined that the equity split was fair to the pre-Merger Nuvation stockholders. Clarify whether the Board and/or its advisors valued the respective businesses and, if so, what the respective valuations were and how they were derived. Also, discuss AnHeart’s “business, operations, financial condition, earnings and prospects,” all of which were factors considered by the Board. Discuss, as applicable, all material assumptions concerning commercialization of AnHeart’s pipeline candidates, including applicable time horizon(s).

Response: For the reasons detailed in response to comment #1 above, we respectfully submit that additional detailed disclosure about the negotiation of the transaction is not appropriate because it is immaterial to the voting and investment decision presented to the Company’s stockholders with respect to Proposal 4.

9.

Please tell us whether/how the Board weighed the inability of stockholders to approve or disapprove of the merger consideration prior to closing. In this regard we note that the Traditional Structure, if adopted, would have allowed stockholders to prevent the Merger or to influence the boards’ decision to close the Merger.

Response: For the reasons detailed in response to comment #1 above, we respectfully submit that additional detailed disclosure about the negotiation of the transaction is not appropriate because it is immaterial to the voting and investment decision presented to the Company’s stockholders with respect to Proposal 4.

10.

Please tell us whether the Board, in reaching its determination about the Merger, considered negative factors stemming from its decision to structure the Merger with convertible preferred securities instead of common stock. With reference to the disclosure at the bottom of page 44, we note that the Board’s current recommendation that pre-Merger stockholders approve the Conversion Proposal is based on negative features of the convertible preferred stock.

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Response: For the reasons detailed in response to comment #1 above, we respectfully submit that additional detailed disclosure about the negotiation of the transaction is not appropriate because it is immaterial to the voting and investment decision presented to the Company’s stockholders with respect to Proposal 4. Notwithstanding this view, we respectfully advise the Staff that, in the definitive proxy statement, we will add the following additional consideration to the list of negative factors considered by the Board that appears at the bottom of page 42 of the Preliminary Proxy Statement:

•

the risk that our stockholders might not approve the conversion of the Series A Preferred Stock to Class A Stock, in which event we would be required to pay the holders of Series A Preferred Stock annual cash dividends totaling more than $15 million per year beginning in 2025;

*****

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

On behalf of the Company, we thank you and the Staff for your assistance to date in connection with the Staff’s review of the Preliminary Proxy Statement. We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.

Please contact me at (415) 693-2091 or Reid S. Hooper, at (202) 776-2097, or Justin A. Kisner, at (650)-843-5080, should you require further information.

Very truly yours,

/s/ Kenneth Guernsey
Kenneth Guernsey, Cooley LLP

cc:

Stephen Dang

Moses Makunje

Nuvation Bio Inc.

Reid S. Hooper

Justin A. Kisner

Matthew D. Silverman

Melissa H. Boyd

Cooley LLP

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